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                              THE HOMESTATE GROUP

                              DECLARATION OF TRUST

                                   Addendum 2
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                                 Year 2000 Fund
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     On the 1st day of August, 1997, pursuant to Section 2(f) of the Declaration of Trust (the "Declaration of Trust") of the HomeState Group (the "Trust"), the trustees of the Trust (the "Trustees") created an additional Series of the Fund, to be known hereafter as the Year 200 Fund (the "Y2K Fund"). With respect to the Y2K Fund, the Trustees further determined:


Fundamental Investment Restrictions:
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     The Y2K Fund may not:

     (1) Invest more than 25% of the value of its assets in the equity or debt of one issuer (other than obligations issued or guaranteed by the United States Government), nor, with respect to at least 50% of its total assets, invest more than 5% of the value of such assets in the equity or debt of one issuer (other than obligations issued or guaranteed by the U.S. Government);

     (2) Invest more than 25% of total assets in one industry, except that the Y2K Fund shall, under normal conditions, invest not less than 25% of its total assets in securities of companies operating within the information technology group;

     (3) Issue or sell senior securities, except that the Y2K Fund may engage in options, futures and/or short-selling strategies provided the Y2K Fund either (i) sets aside liquid, unencumbered, daily marked-to-market assets in a segregated account with its custodian in amounts as prescribed by pertinent U.S. Securities and Exchange Commission guidelines, or (ii) holds securities or other options or futures contracts whose values are expected to offset ("cover") its obligations thereunder. Securities or other options or futures contracts used for cover will not be sold or closed out while such strategies are outstanding, unless they are replaced with similar assets;

     (4) Underwrite securities issued by other persons except to the extent that, in connection with the disposition of its portfolio investments, it may be deemed to be an underwriter under certain federal securities laws;
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     (5)  Purchase or sell real estate, although it may purchase securities which are secured by or represent interests in real estate that are issued or backed by the United States Government, its agencies or instrumentalities;

     (6) Make loans, except by purchase of debt obligations in which the Y2K Fund may invest in accordance with its investment policies, or except by entering into qualified repurchase agreements with respect to not more than twenty-five percent (25%) of its total assets (taken at current value);

     (7) Purchase or hold the securities of any issuer if the officers or directors of the Y2K Fund or its investment adviser (i) individually own more than one-half of one percent (0.5%) of the outstanding securities of the issuer, or (ii) collectively own more than five percent (5%) of the outstanding securities;

     (8) Acquire more than ten percent (10%) of the voting securities of any issuer; or make investments for the purpose of gaining control of a company's management;

     (9) Invest in the securities of other investment companies (excepting no-load, open-end money market mutual funds, and excepting the case of acquiring such companies through merger, consolidation or acquisition of assets). The Y2K Fund will not invest more than ten percent (10%) of its total current assets in shares of other investment companies nor invest more than five percent (5%) of its total current assets in a single investment company. When investing in a money market mutual fund, the Y2K Fund may incur duplicate fees and expenses; or

     (10) Borrow money, except from a bank or for the purposes of purchasing securities on margin (provided that such purchases may not exceed 120% of total assets taken at current value). Such borrowing will be limited to no more than 5% of total net assets.

Investment Policies (which may be changed by the Y2K Fund's Board of Trustees):
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The Y2K Fund:

     (a)  Will not invest in foreign currencies or foreign options;

     (b) Will not invest more than 15% of net assets (taken at current value) in illiquid securities (including illiquid equity securities, repurchase agreements and time deposits with maturities or notice periods of more than seven days, and other securities which are not readily marketable, including securities subject to legal or contractual restrictions on resale);

     (c)  Will not issue long-term debt securities;
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     (d)  Will not invest more than ten percent (10%) of its total assets (at current value) in repurchase agreements, and will not invest in repurchase agreements maturing in more than seven days;

     (e) May invest its cash for temporary purposes in commercial paper, certificates of deposit, money market mutual funds, repurchase agreements (as set forth in Item d above) or other appropriate short-term investments;

     (f) May invest in securities convertible into common stock, but only when the Y2K Fund's investment adviser believes the expected total return of such a security exceeds the expected total return of common stocks eligible for investment;

     (g) Will maintain its portfolio turnover rate at a percentage consistent with its investment objective of appreciation of capital. The Y2K Fund will not engage primarily in trading for short-term profits, but it may from time to time make investments for short-term purposes when such trading is believed by the Y2K Fund's investment adviser to be desirable and consistent with a sound investment policy. The Y2K Fund may dispose of securities whenever the investment adviser deems advisable without regard to the length of time held. The Y2K Fund is not expected to exceed a portfolio turnover rate of 200% on an annual basis;

     (h) May not write options (whether on securites or securities indexes) or initiate further short-sale positions if aggregate exercise prices of previously written outstanding options, together with the value of assets used to cover outstanding short-sale positions, would exceed 25% of the Y2K Fund's total net assets; and

     (i) Will not purchase or sell non-hedging futures contracts or related options if aggregate initial margin and premiums required to establish such positions would exceed 5% of the Y2K Fund's total assets. For purposes of this limitation, unrealized profits and unrealized losses on any open contracts are taken into account, while the in-the-money amount of an option that is, or was, in-the-money at the time of purchase is excluded.